CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 12 to Registration Statement No. 333-123779 on Form N-1A of our report dated July 28, 2014, relating to the financial statements and financial highlights of FDP Series, Inc., (the “Corporation”), comprising the MFS Research International FDP Fund, Marsico Growth FDP Fund, Invesco Value FDP Fund, and Franklin Templeton Total Return FDP Fund, appearing in the Annual Report on Form N-CSR for the Corporation for the year ended May 31, 2014. We also consent to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts 02116

September 29, 2014